June 10, 2025

Melissa Tosca
Chief Financial Officer
Kiora Pharmaceuticals, Inc.
332 Encinitas Blvd., Suite 102
Encinitas, CA 92024

       Re: Kiora Pharmaceuticals, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Filed March 25, 2025
           File No. 001-36672
Dear Melissa Tosca:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
December 31, 2024 Financial Statements
7. Intangible Assets and In-Process R&D, page F-24

1. In your future filings, please revise the rollforward on page F-24 to present the amount of impairment charges for in-process research and development such as the
       $2.0 million impairment recorded during 2024.
12. Commitments and Contingencies, page F-33

2. Regarding the license agreement with TOI, you state on page F-34 that you recorded offsetting expense credits of $2.9 million related to reimbursable KIO-301 expenses.
       However, we note from the fourth quarter of 2024 earnings release that you received
       $3.3 million in such reimbursable expenses. For the first quarter of 2025, it appears you received $1.8 million in these expenses but the amount you have recorded for the three months ended is $2.0 million. Please address the following in your response and provide revisions in future filings as deemed applicable:
 June 10, 2025
Page 2

             We note from pages 7, 9 and 29 the disclosure that TOI is responsible for all research and development costs of KIO 301. If so, please separately quantify such as the foregoing R&D expenses that were reimbursed to you.
             Tell us the amounts you have been reimbursed or received compared to what you have incurred for the recent periods. To the extent such amounts are material, provide a tabular presentation of such amounts in future filings, to be accompanied by a description of your accounting for such amounts.
             Please describe the purpose and/or nature of the liability account Accrued
           Collaboration Credit and provide a rollforward thereof, identifying the transactions that increase or decrease this balance.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences